Cindisue Mining Corp.
                        11255 Tierrasanta Blvd., Unit 78
                               San Diego, CA 92124
                    Telephone (858)278-1166 Fax (904)369-5658
                            cindisuemining@yahoo.com


April 26, 2010

Mr. Roger Schwall
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re: Cindisue Mining Corp.
    Registration Statement on Form S-1
    Filed March 8, 2010
    File Number: 333-165302

Dear Mr. Schwall:

Thank you for your review of our registration statement. We have revised the document according to your letter dated April 2, 2010 to incorporate the following changes:

Form S-1

General

     1.   We confirm that we made parallel changes throughout the document.

     2.   We have provided updated consents with this amendment.

Risk Factors

     3. We have added a risk factor that addresses the fact that since 1999 Mr. McLeod has been an officer, director, or geologist for over twenty companies, most of which have not moved forward with exploration activities, and five of which have changed businesses and completely abandoned exploration activities.

     4. We have revised any risk factor where the subcaption did not adequately describe the risk.

Use of Proceeds

     5. We have revised to state that Mr. Cooper has no legal obligation to pay for reclamation costs. We have added a risk factor with related disclosure.

Dilution

     6.   We have corrected the dilution figures.

                              Cindisue Mining Corp.
                        11255 Tierrasanta Blvd., Unit 78
                               San Diego, CA 92124
                    Telephone (858)278-1166 Fax (904)369-5658
                            cindisuemining@yahoo.com


Description of our Business

     7. We do not have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with any other entity in the near future, therefore we have not provided a disclosure to that effect.

Management's Discussion and Analysis or Plan of Operation

Limited Operating History; Need for Additional Capital

     8. We have corrected the disclosure in this section to match the disclosure that we plan on completing both Phases 1 and 2.

Directors, Executive Officers, Promoters and Control Persons

     9. Mr. Cooper has had over twenty years of business experience, this includes management as well as marketing. Mr. Cooper has successfully run his own business for over nine years. Mr. Cooper will be managing consultants who are experts in the business of the Company and therefore his management experience is foremost. Mr. Cooper will be the majority owner of the Company and therefore has the greatest incentive to make the Company prosperous.

Director Compensation

     10. The Board took into consideration that the Company was a newly formed corporation and had no assets. The value of the Company was determined to be the cost of incorporation. The incorporation cost was approximately $599. On the basis of the 3,000,000 shares issued this would be $0.0002 per share or two times the par value. Mr. Cooper paid $0.005 per share or 25 times the computed value. This was considered fair and reasonable by the Board.

Future Sales by Existing Stockholders

     11. We have revised the disclosure to state that Mr. Cooper would be able to sell his shares under Rule 144 commencing six months after their acquisition unless the registrant has been subject to the reporting requirements of Section 13 or 15(d) of the Exhange Act for a period of at least 90 days immediately before the sale.

Disclosure of Commission Position....

     12. We have replaced the reference to "small business issuer" with a reference to "smaller reporting company".

                              Cindisue Mining Corp.
                        11255 Tierrasanta Blvd., Unit 78
                               San Diego, CA 92124
                    Telephone (858)278-1166 Fax (904)369-5658
                            cindisuemining@yahoo.com


Financial Statements

Audit Report

     13. We requested that the auditor provide us with an amended audit report addressing your comments. The new report is included in the amendment.

Note 2 - Summary of Significant Accounting Policies

Mineral Property Acquisition and Exploration Costs

     14. We have revised our disclosures and accounting for mineral properties as required.

Exhibits

     15. We have corrected the exhibit numbers and we have also included the maps of the property in the exhibit list.

Very truly yours,


/s/ Donovan L. Cooper
--------------------------------
Donovan L. Cooper
President & CEO